UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Dov Gertzulin DG Capital Management, LLC 460 Park Avenue, 22nd Floor New York, NY 10022 Tel. No.: 646-942-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,462,534 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,462,534 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,534 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.1%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,462,534 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,462,534 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,534 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.1%
14	Type of Reporting Person (See Instructions) HC, IN

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”) of HC2 Holdings, Inc., a Delaware corporation formerly known as PTGi Holding, Inc. (the “Issuer”), 460 Herndon Parkway, Suite 150, Herndon, Virginia 20170. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on January 15, 2014 and amended on June 5, 2014, October 1, 2014, April 16, 2015, June 5, 2015 and October 26, 2015. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Item 5 of the Schedule 13D as set forth below.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages to this Amendment.

(c)  The following table provides information regarding open market purchases and shares of Common Stock that were effected during the sixty day period prior to the filing of this Amendment by private accounts with respect to which the Reporting Persons have direct or indirect investment control.

Transaction	Date	No. Shares	Price Per Share	Type of Stock
Open market purchase	10/30/2015	22,906	$7.23	Common
Open market sale	11/2/2015	12,169	$7.38	Common
Open market sale	12/14/2015	10,368	$5.67	Common
Open market sale	12/14/2015	4,406	$5.48	Common
Open Market Sale	12/15/2015	2,993	$5.49	Common
Open Market Sale	12/16/2015	10,000	$5.20	Common
Open Market Sale	12/17/2015	20,000	$5.34	Common
Open Market Sale	12/17/2015	4,204	$5.39	Common
Open Market Sale	12/18/2015	1,300	$5.21	Common
Open Market Sale	12/21/2015	21,460	$5.19	Common
Open Market Sale	12/22/2015	30,000	$5.11	Common
Open Market Sale	12/23/2015	30,000	$5.24	Common
Open Market Sale	12/23/2015	200	$5.36	Common
Open Market Sale	12/24/2015	10,126	$5.43	Common
Open Market Sale	12/28/2015	27,401	$5.12	Common
Open Market Sale	12/29/2015	25,013	$5.24	Common

In addition, on December 28, 2015, pursuant to the terms governing the Issuer’s convertible participating preferred stock (“Series A Preferred”), the Reporting Persons converted 828 shares of Series A Preferred stock into 197,471 Shares of Common Stock.

(d)  Not applicable.

(e)  The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on November 9, 2015, on which date the Issuer closed a public offering of 8,452,500 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              December 29, 2015

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

DOV GERTZULIN

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually